UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Attachment I
CONTRACTS WITH RELATED PARTIES REFERENCE DATE 03/31/2007 (1)
(SAME GROUP)

Purpose of the Contract Contracting /Contracted Party	Term	Amount (in R$thousand)	Termination or Expiration Conditions	Contract Influence (2)
Guarantee from CPFL Energia referring to loan agreement with IDB (Inter-American Development Bank) by ENERCAN. The guarantee extends to the compliance with 48.72% of the contract obligations.	04/08/2005 to 05/17/2007	R$ 75,753	The guarantee is valid up to the full payment of the debt.	__
100% surety from CPFL Energia S.A. granted to the Ceran complex for financing agreement executed with BNDES. The amount corresponds to Ceran’s total debt and there are no costs associated with that surety for Related Parties.	02/09/2004 to 02/15/2018	R$ 314,124	__	__
100% surety from CPFL Energia S.A. granted to CPFL Paulista for financing agreement executed with BNDES - FINEM. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.	03/04/2005 to 12/15/2010	R$ 237,267	The guarantee is valid up to the full payment of the debt.	__
100% surety from CPFL Energia S.A. granted to CPFL Piratininga for financing agreement executed with BNDES - FINEM. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this surety for Related Parties.	03/04/2005 to 12/15/2010	R$ 88,348	The guarantee is valid up to the full payment of the debt.	__
Guarantee from CPFL Energia referring to RGE’s 2nd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to the compliance with 100% of the contract obligations.	05/12/2005 to 04/01/2011	R$ 247,086	The guarantee is valid up to the full payment of the debt.	__

Endorsement granted to Cia. Piratininga de Força e Luz for the 1st issuance of Debentures, aiming at the conformity of the issuer’s economic profile, in order to provide enough liquidity to support investments the issuer plans to make and allow the refinancing of short-term debts.	01/01/2006 to 01/01/2011	R$ 412,395	The guarantee is valid up to the full payment of the debt.	__
Endorsement granted to SEMESA S/A by CPFL Energia for the Agreement for ondending of funds raised abroad – Resolution 2770, aiming at meeting the company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	12/01/2006 to 05/15/2009	R$ 135,036	The guarantee is valid up to the full payment of the debt.	__
100% surety from CPFL Energia S.A. granted to CPFL Paulista for raising of funds through issuance of debentures referring to the 3rd issuance.	12/01/2006 to 12/01/2013	R$ 666,693	The guarantee is valid up to the full payment of the debt.	__
100% surety from CPFL Energia S.A. granted to CPFL Paulista for raising of funds through issuance of debentures referring to nd the 2 issuance.	07/01/2004 to 07/01/2009	R$ 279,679	The guarantee is valid up to the full payment of the debt.	__

(1)
The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

(2)	Mention to a possible influence of the contract over the Company’s management or business, pursuant to item 6.8.1 of the listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.